TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller's net earnings increased 21 percent in the second quarter of 1998 over the same quarter of 1997. Gross profit, net earnings, and pounds of product produced and shipped all reached record levels. Earnings for the second quarter were $19.7 million, or 50 cents per diluted share, compared to $16.3 million, or 42 cents per diluted share, for the second quarter of 1997.

Net sales for the second quarter of 1998 totaled $225.9 million, compared with $215.4 million for the same quarter of 1997. This increase in net sales was especially gratifying since the price of copper declined by 32 percent compared with the same period in 1997. The selling price of many of Mueller's products tends to fluctuate based on the price of copper.

Mueller's manufacturing operations performed well during the second quarter. The Fulton copper tube mill operated near full capacity and the same was true of our Port Huron brass rod mill. Our plastic and copper fittings businesses showed continued strength and margins were good. Business was also brisk at our other manufacturing operations.

The bulk of Mueller's earnings increase was achieved in the U.S.
marketplace. We are taking important steps to rationalize our European manufacturing operations, and in due course we expect to obtain increasing benefits in efficiency and profitability.

We remain optimistic about our business for the balance of 1998. Long-term mortgage rates in the United States are currently under 7 percent. Consumer confidence remains high and inflation is at a low level. Moreover, most leading economic indicators continue strong. We believe these favorable factors signal a positive business outlook for the Company going forward.

In April, Mueller declared a two-for-one split of our common stock. The stock commenced trading on a post-split basis on May 28, 1998. Accordingly, all per share amounts in this report have been adjusted to reflect the split.

Our Annual Stockholders' meeting was held in Memphis on May 7, 1998. At the meeting, our stockholders reelected all Board members, approved an increase in the number of authorized shares of common stock to 100,000,000 from 50,000,000, approved the adoption of a 1998 stock option plan, and approved the reappointment of our independent auditors.

Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer

July 16, 1998

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended  For the Six Months Ended
                                  June 27,   June 28,      June 27,   June 28,
                                    1998      1997           1998      1997
Net sales                         $225,867  $215,437       $452,519  $416,803

Cost of goods sold                 173,518   172,685        348,975   328,469
Depreciation and amortization        5,689     4,984         11,273     9,816
Selling, general, and
   administrative expense           18,412    15,234         36,254    30,730
                                   -------   -------        -------   -------
Operating income                    28,248    22,534         56,017    47,788
Interest expense                    (1,191)   (1,118)        (2,543)   (2,296)
Environmental reserves                   -         -           (600)   (2,000)
Other income, net                    1,981     2,166          4,704     3,196
                                   -------   -------        -------   -------
Income before taxes                 29,038    23,582         57,578    46,688
Income tax expense                  (9,328)   (7,243)       (18,603)  (14,591)
                                   -------   -------        -------   -------
Net income                        $ 19,710  $ 16,339       $ 38,975  $ 32,097
                                   =======   =======        =======   =======

Earnings per share:
   Basic:
     Weighted average
        shares outstanding          35,225    35,011         35,163    34,979
                                   =======   =======        =======   =======
     Basic earnings per share     $   0.56  $   0.47       $   1.11  $   0.92
                                   =======   =======        =======   =======
   Diluted:
     Weighted average shares
        outstanding plus
        assumed conversions         39,712    39,158         39,629    39,227
                                   =======   =======        =======   =======
     Diluted earnings per share   $   0.50  $   0.42       $   0.98  $   0.82
                                   =======   =======        =======   =======















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                          June 27, 1998         Dec. 27, 1997
ASSETS
Cash and cash equivalents                $   87,914              $   69,978
Accounts receivable, net                    136,106                 128,902
Inventories                                  98,401                  98,181
Other current assets                         13,201                  11,990
                                          ---------               ---------

    Total current assets                    335,622                 309,051

Property, plant and equipment, net          284,688                 260,364
Other assets                                 34,920                  41,361
                                          ---------               ---------


                                         $  655,230              $  610,776
                                          =========               =========



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   18,027              $   18,980
Accounts payable                             32,687                  30,530
Other current liabilities                    58,605                  51,047
                                          ---------               ---------

    Total current liabilities               109,319                 100,557

Long-term debt                               45,172                  53,113
Other noncurrent liabilities                 39,734                  38,375
                                          ---------               ---------


    Total liabilities                       194,225                 192,045

Minority interest in subsidiaries               390                     691

Stockholders' equity                        460,615                 418,040
                                          ---------               ---------


                                         $  655,230              $  610,776
                                          =========               =========








Historical Analysis (1994-1998) of Quarterly
Earnings Before Tax and Earnings Per Share

Mueller's earnings have grown substantially over the past four years. In the second quarter of 1998, our Company earned $29.0 million before tax, compared with $9.1 million for the same quarter of 1994, an increase of 219 percent. Diluted earnings per share have risen 257 percent, from $0.14 to $0.50.

[GRAPH]

Second Quarter Diluted Earnings Per Share

     1994             $0.14
     1995              0.28
     1996              0.36
     1997              0.42
     1998              0.50


A similar progression is evident in each of the quarters from 1994 to the present:


Earnings Before Tax (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0


Diluted Earnings Per Share (restated to reflect two-for-one stock split effective May 28, 1998)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50